COLT DEFENSE LLC

P.O. Box 118, Hartford, Connecticut 06141-0118, 860/236-6311
JEFFREY G. GRODY
SENIOR VICE PRESIDENT AND GENERAL COUNSEL
(860) 244-1325
office (860) 244-1475 facsimile
jgrody@colt.com e-mail
January 10, 2011
BY EDGAR & FEDERAL EXPRESS
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-3561
Attention: Mr. Craig Slivka

Re:	Colt Defense Inc. Registration Statement on Form S-1 (File No. 333-125503)
Dear Mr. Slivka:
     Colt Defense LLC (the “Company”) hereby respectfully requests that the Registration Statement on Form S-1 that the Company previously caused to be filed on behalf of Colt Defense Inc. (Registration No. 333-125503), and exhibits thereto, be withdrawn effective immediately pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended. The Company’s request is based on the fact that the Company has decided not to proceed with the offering at this time. The Registration Statement was never declared effective and no securities of the Company or of Colt Defense Inc. were sold in connection with the offering.

Very truly yours, COLT DEFENSE LLC
By:	/s/ Jeffrey G. Grody
Jeffrey G. Grody
Senior Vice President and General Counsel

cc:	Gerald R. Dinkel Scott Flaherty Cynthia McNickle